NovaGold Resources Inc.
(an exploration stage company)

Consolidated Financial Statements
November 30, 2002, 2001 and 2000
(in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

To the Shareholders of NovaGold Resources Inc.

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors’ report outlines the scope of their audit and their opinion on the consolidated financial statements.

/s/ Rick Van Nieuwenhuyse	/s/ R. J. MacDonald

Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Sr. V.P. & Chief Financial Officer

March 25, 2003

Auditors’ Report

To the Shareholders of
NovaGold Resources Inc.

We have audited the consolidated balance sheets of NovaGold Resources Inc. (an exploration stage company) as at November 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended November 30, 2002, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended November 30, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers

Chartered Accountants

Vancouver, British Columbia
March 25, 2003

NovaGold Resources Inc. (an exploration stage company) Consolidated Balance Sheets As at November 30, 2002 and 2001

(tabular amounts in thousands of Canadian dollars)

	2002	2001
	$	$
Assets
Current assets
Cash and cash equivalents	20,387	422
Amounts receivable	2,021	509
Amounts receivable from related party (note 12(a))	128	213
Inventory - other	92	11
Deposits and prepaid amounts	264	127
	22,892	1,282
Officer loan receivable (note 12(a))	227	241
Land held for sale (note 3)	1,552	1,546
Property, plant and equipment (note 3)	337	389
Mineral properties and related deferred costs (note 5)	27,403	14,352
Investments (note 4)	207	45
Reclamation deposit (note 8(a))	105	105
	52,723	17,960
Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,106	3,677
Accounts payable to related party (note 12(d))	-	70
Loan payable (note 6)	200	200
	6,306	3,947
Convertible royalty (note 7)	-	1,217
Provision for reclamation costs (note 8)	1,496	1,496
	7,802	6,660
Shareholders’ Equity
Capital stock (note 9) - nominal par value
Authorized
100,000,000 common shares and 10,000,000 preferred shares
Issued
42,494,815 common shares (2001 - 29,966,682)	111,404	74,394
Contributed surplus	820	267
Equity portion of convertible debt instrument (note 7)	-	485
Deficit	(67,303)	(63,846)
	44,921	11,300
	52,723	17,960
Nature of operations (note 1)
Commitments and contingencies (note 11)

Approved by the Board of Directors

/s/ Rick Van Nieuwenhuyse	/s/ Gerald McConnell

Director	Director

The accompanying notes are an integral part of these statements.

NovaGold Resources Inc. (an exploration stage company) Consolidated Statements of Operations and Deficit For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

	2002	2001	2000
	$	$	$
Revenue
Land, gravel, gold and other revenue	1,633	2,800	2,845
Interest income	196	24	12
	1,829	2,824	2,857
Cost of sales	238	293	2,100
	1,591	2,531	757
Expenses and other
Corporate development and communication	1,425	611	85
Foreign exchange (gain) loss	(303)	167	6
Gain on settlement of convertible royalty	(105)	-	-
General and administrative	1,209	476	636
Interest on convertible debt instruments	62	324	667
Interest on amount payable to Etruscan Resources
Incorporated (note 12(f))	-	-	298
Murray Brook mine site maintenance	39	145	82
Professional fees	1,401	463	270
Wages and benefits	898	430	401
Writedown of mineral properties	913	565	3,043
Writedown of investments	-	75	-
Write-off of accounts payable	-	(231)	-
	5,539	3,025	5,488
	(3,948)	(494)	(4,731)
Other income
Gain on debt settlement (note 12(e))	-	-	6,598
Gain on disposition of investment	-	-	839
Commission fee income	491	-	-
	491	-	7,437
(Loss) earnings for the year (note 13)	(3,457)	(494)	2,706
Deficit - Beginning of year	(63,846)	(63,352)	(66,058)
Deficit - End of year	(67,303)	(63,846)	(63,352)
(Loss) earnings per share (note 10)
Basic	(0.10)	(0.02)	0.13
Diluted	(0.10)	(0.02)	0.09
Weighted average number of shares	35,929,200	24,790,510	21,335,666

The accompanying notes are an integral part of these statements.

NovaGold Resources Inc. (an exploration stage company) Consolidated Statements of Cash Flows For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

	2002	2001	2000
	$	$	$
Cash flows from operating activities
(Loss) earnings for the year	(3,457)	(494)	2,706
Items not affecting cash
Foreign exchange loss	60	38	62
Amortization	275	233	1,960
Charges from Etruscan Resources Incorporated	-	-	133
Interest on advances from Etruscan Resources
Incorporated	-	-	298
Interest on reclamation deposit	-	(4)	-
Writedown of mineral properties	913	565	3,043
Gain on settlement of convertible royalty	(105)	-	-
Gain on debt settlement	-	-	(6,598)
Gain on disposition of investment	-	-	(839)
Writedown of investments	-	75	-
Reclamation expenditures	-	(87)	(1,272)
Accretion of interest on convertible instruments	62	222	509
	(2,252)	548	2
Net change in non-cash working capital
(Increase) decrease in amounts receivable, deposits and
prepaid amounts	(1,564)	(705)	162
(Increase) decrease in inventory	(81)	80	367
Increase in accounts payable and accrued liabilities	2,460	982	705
	(1,437)	905	1,236
Cash flows from financing activities
Repayment of convertible debenture	-	(690)	-
Repayment of convertible royalty	(1,139)	(185)	-
Directors' loans	-	(270)	-
Proceeds from issuance of common shares - net	36,734	3,663	1
Proceeds from reclamation deposit	-	-	799
Repayment of bridge financing - net	-	-	(1,002)
	35,595	2,518	(202)
Cash flows from investing activities
Acquisition of property, plant and equipment	(229)	(13)	(19)
Expenditures on mineral properties and related deferred
costs - net	(13,964)	(3,404)	(902)
	(14,193)	(3,417)	(921)
Increase in cash and cash equivalents during the year	19,965	6	113
Cash and cash equivalents - Beginning of year	422	416	303
Cash and cash equivalents - End of year	20,387	422	416
Supplemental non-cash financing and investing
activities (note 15)

The accompanying notes are an integral part of these statements.

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

1

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company will periodically have to raise additional funds to complete its exploration and future development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. The Company has ongoing sand and gravel resource revenues and intends to develop and sell its land in the Nome, Alaska area. The Company plans to fund its operations and activities in the upcoming year from existing working capital.

2

Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its wholly owned subsidiaries, NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, Alaska Gold Company, NovaGold Resources Alaska, Inc., Pine Cove Resources Inc., Murray Brook Resources Inc., NovaGold Resources Nevada Inc., NovaGold Finance Corporation Inc., and Nova-Venez Resources Inc.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada. As described in note 16, these principles differ in certain material respects from accounting principles generally accepted in the United States.

All inter-group transactions are eliminated on consolidation.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered over time. Gold royalties and incidental gold production revenues earned from placer mining activities carried out on the Company’s land and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Pre-production revenues from mineral properties are applied to reduce the carrying cost of the related property.

(1)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

Inventories

Inventories are valued at the lower of average cost and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis at annual rates of 30% and 20%, respectively.

Investments

The Company accounts for its investments in shares of other resource companies as long-term investments. They are recorded at cost unless an other-than-temporary decline in value has been determined, in which case they are written down to market value.

Land and gravel resource

Land is recorded at cost and at the time of acquisition cost is allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Revenue is recorded upon transfer of title to the purchaser and cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and if impairment is determined the costs would be written down to recoverable value. To date, there have been no charges for impairment. Property taxes are charged as a current expense rateably over the year.

Gravel property is recorded at cost and is being amortized at the straight-line rate of 10% per year which is estimated to approximate the useful life of the estimated resources.

Mineral properties and related deferred costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

(2)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Mineral property option and royalty agreements

Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the Company’s option and royalty payments received are in excess of costs incurred and are then credited to income.

Reclamation costs

In recent years, the Company’s activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase relating to assessing the technical feasibility and commercial viability of discovered mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, those costs will be accrued.

(3)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising in translation are included in income or loss for the year.

Earnings per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The exercise of outstanding stock options and warrants would be anti-dilutive.

Effective December 1, 2001, the Company adopted the new accounting standard for the calculation of earnings per share which follows the ‘treasury stock method’ in the calculation of diluted earnings per share. This has not impacted the financial statements.

Financial instruments

The fair values of the Company’s monetary assets and liabilities approximate their carrying values. The fair values of the Company’s investments are disclosed in note 4.

Stock option plan

The Company has a stock option plan which is described in note 9(d). No compensation expense is recognized when stock options are issued as the exercise price equals the market price of the common stock at the time of grant. Consideration paid on the exercise of stock options or purchase of shares is credited to share capital.

(4)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ from those reported.

3	Land held for sale and property, plant and equipment

			2002
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	915	824	91
Office furniture and equipment	249	143	106
Gravel resource	740	600	140
	1,904	1,567	337
Land held for sale	1,552	-	1,552
	3,456	1,567	1,889

			2001
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	793	654	139
Office furniture and equipment	148	113	35
Gravel resource	740	525	215
	1,681	1,292	389
Land held for sale	1,546	-	1,546
	3,227	1,292	1,935

(5)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

4	Investments
		2002	2001
		$	$
	750,000 shares of TNR Resources Ltd., received as part of option on
	the Rock Creek property. Quoted market value - $ 150,000	162	-
	Other investments	45	45
		207	45

Included in other investments is an investment of 1,000,000 shares of New Island Resources Inc. with a quoted market value of $30,000 and a carrying value of $40,000. The Company considers this a temporary decline in value as there have been increases in the share price to a value in excess of the carrying value subsequent to the year-end.

Also included within other investments is an investment of 126,625 shares (cost - $4,875; market value -$151,950) in Etruscan Resources Incorporated (Etruscan). The Province of New Brunswick holds the Company’s shares of Etruscan pending the settlement of outstanding mining taxes aggregating $363,000 (2001 - $365,000).

5	Mineral properties and related deferred costs For the year ended November 30, 2002:

			Recovery,	(1)
	Balance -		option	(2)	Balance -
	November 30,		and		November 30,
	2001	Expenditures	writedown	(3)	2002
	$	$	$		$
Alaska, USA
Donlin Creek	3,277	14,107	-		17,384
Shotgun	4,271	37	(48)	(2)	4,260
Rock Creek	3,375	393	(626)	(1)(2)	3,142
Caribou	735	-	(735)	(3)	-
North Donlin	84	-	-		84
Nome Gold Project	46	9	-		55

Yukon, Canada
German Creek	178	-	(178)	(3)	-
Harlan	689	-	-		689
McQuesten	810	92	-		902
Sprogge	795	-	-		795
Klondike	92	-	-		92
	14,352	14,638	(1,587)		27,403

(6)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

For the year ended November 30, 2001:

				Recovery,	(1)
		Balance -		disposal	(2)	Balance -
		November 30,		and		November 30,
		2001	Expenditures	writedowns	(3)	2001
		$	$	$		$
	Alaska, USA
	Donlin Creek	-	3,277	-		3,277
	Shotgun	4,271	-	-		4,271
	Rock Creek	3,297	78	-		3,375
	Caribou	669	66	-		735
	North Donlin	84	-	-		84
	Nome Gold Project	32	14	-		46

	Yukon, Canada
	German Creek	178	-	-		178
	Harlan	698	1	(10)	(1)	689
	McQuesten	727	92	(9)	(1)	810
	Sprogge	888	2	(95)	(1)	795
	Klondike	94	5	(7)	(1)	92

	Eastern Canada
	Pine Cove, Nfld.	125	-	(125)	(2)	-
	Sewell Brook, NB	565	-	(565)	(3)	-
		11,628	3,535	(811)		14,352

a)	Donlin Creek, Alaska On July 14, 2001, the Company signed an agreement with Placer Dome U.S. Inc. (Placer Dome) to acquire a 70% interest in the Donlin Creek gold deposit located in southwest Alaska.

(7)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

i)
Under the terms of the agreement, the Company could earn a 70% interest in the project by expending at least US$10 million over a 10-year period from the date of the agreement. On November 13, 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit and a joint venture between the Company and Placer Dome was effectively established as of that date. The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of payback or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share of capitalized costs spent on the project to that date by the Company and Placer Dome.

ii)

On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending three times the Company’s expenditures to November 13, 2002 toward project development (a total of approximately US$30 million), completing a project feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 14, 2007.

Under this option Placer Dome will not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company is not required to contribute any additional funding until Placer Dome completes the US$30 million expenditure and, at the Company’s election, Placer Dome is required to assist the Company with financing for the Company’s share of construction costs.

b)

Shotgun, Alaska

In 1998, the Company acquired a 49% interest in the Shotgun group of claims and Sleitat group of claims located in southwest Alaska at a cost of US$0.9 million. On July 2, 1998, the Company entered into a letter of agreement for a joint venture for the exploration and development of the Shotgun group of claims with Teck-Cominco Limited (Teck-Cominco), owner of a 51% interest in the claims. On June 21, 2001, the Company acquired a 100% interest in the Shotgun group of claims from Teck-Cominco. Teck-Cominco retains a 5% net proceeds interest in the Shotgun group of claims and received a 50% interest in the nearby Sleitat tin deposit subject to a 5% net proceeds interest to the Company.

(8)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

On February 18, 2002, the Company entered into a letter of agreement with TNR Resources Ltd. (TNR) where TNR could earn up to a 50% interest in the Shotgun group of claims by spending US$3 million on exploration and development by December 2005. TNR must complete exploration expenditures of US$0.25 million in 2002, US$0.75 million in 2003, US$1 million in 2004, and US$1 million in 2005 and issue 250,000 TNR shares to the Company each year of the option. TNR can earn an additional 20% by expending an additional US$6 million by December 2008; upon completion of TNR’s second option the Company has a one-time back-in option to regain a 50% interest by agreeing to expend the next US$8 million on project development within three years. If the Company elects to exercise its one-time back-in option, TNR will issue an additional $1.0 million of shares to the Company.

c)

Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (Alaska Gold), the Company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest - Rock Creek and part of the Nome Gold Project.

The Company entered into an agreement dated June 1, 2002 with TNR whereby TNR could earn a 49.9% interest in the Rock Creek project by paying US$0.05 million to the Company, issuing 500,000 shares to the Company, of which 250,000 were issued, and expending US$0.95 million by May 31, 2003, US$3 million by May 31, 2004 and US$6 million by May 31, 2005.

d)	Nome Gold Project The Company owns a large area of the coastal plain adjacent to the city of Nome that is underlain by unconsolidated sand and gravel deposits containing alluvial gold.

e)

North Donlin, Alaska

Pursuant to an option agreement dated December 1, 1998 with Placer Dome, the Company can earn a 100% interest in the North Donlin property by expending US$0.2 million on exploration and development prior to December 1, 2003. Placer Dome would retain a 5% net profits interest in the property.

The Company is then required to incur within 10 years an additional US$5 million in exploration and development costs on the property to maintain its 100% interest. After this expenditure, Placer Dome has 90 days to elect to convert its 5% net profits interest to a 51% ownership interest by paying to the Company an amount equal to the property expenditures incurred by the Company in excess of the initial US$0.2 million.

(9)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

f)

Yukon properties

On April 26, 1999, the Company acquired from Viceroy Resource Corporation (Viceroy) title to certain Yukon mineral properties and assumed Viceroy’s position on the option agreement on the McQuesten property and the option/joint venture agreement on the Sprogge property in exchange for the issuance of 3,400,000 common shares. The value attributed to these common shares, based on the market value at the date of issue, was $2.2 million. This purchase price has been allocated, based on management estimates of relative values at the time of acquisition, to the primary properties acquired, being Harlan, McQuesten and Sprogge.

McQuesten, Yukon

The Company acquired Viceroy’s 70% option in the McQuesten property as outlined in an option agreement with Eagle Plains Resources Ltd. and Miner River Resources Ltd. This agreement allows the Company to earn a 70% interest in the property by expending $0.88 million on the property, which the Company has completed. The Company is also required to make all annual property payments to the underlying property owner and to complete a 10,000 foot drilling program by October 1, 2003. A 2% net smelter royalty has been granted on future production from the property. The Company must make minimum annual royalty payments in the amount of $0.02 million commencing in 2003.

Sprogge, Yukon

The Company has assumed Viceroy’s interest in an option/joint venture agreement with Newmont Mining Corporation. This agreement provides the Company with a 60% interest in the property. Under the terms of the agreement, the Company has been designated as the operator with respect to exploration programs for the property. The Company’s interest in the property increases as it funds the ongoing exploration and development expenditures. At November 30, 2002, the Company’s interest in the property was approximately 77%.

6.

Loan payable

A loan with a principal amount of $200,000 (2001 - $200,000) is payable to the Province of New Brunswick and bears interest at a rate of 10.7% per annum. The loan was made to Murray Brook Resources Inc. and is guaranteed by the Company. The loan was repayable in 1993; however, no payments have been made on this loan. As at November 30, 2002, the Company has accrued $400,000 (2001 - $330,000) of interest payable in respect of this loan which is included in the balance of accounts payable and accrued liabilities.

(10)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

7	Convertible royalty

		2002	2001
		$	$
	Convertible royalty	-	1,386
	Equity portion of convertible royalty	-	485
		-	901
	Interest accretion	-	316
	Debt portion of convertible royalty	-	1,217

	a)

Convertible debenture

The convertible debenture had an original maturity date of April 21, 2001, bore interest at the Royal Bank of Canada prime rate, and was convertible into shares of the company at a price of $0.66 per share.

The shares of Alaska Gold and a first charge against certain assets were pledged as security for the debt. During the year ended November 30, 2001, the maturity date of the convertible debenture was extended to July 31, 2001. On September 18, 2001, the holder of the convertible debenture exercised its option to convert the convertible debenture plus accrued interest totalling $2,319,055.

Accordingly, the company issued 2,468,220 common shares in settlement of $1,629,025 of the debt and paid the remaining $690,030 in cash. This transaction also resulted in the reclassification of $245,900 of the equity portion of the convertible debt to share capital and the recognition of $104,100 of contributed surplus. As a result, the common shares issued on conversion of the convertible debenture have an ascribed value of $1,874,925.

	b)

Convertible royalty payable

As part of the March 26, 1999 purchase agreement to acquire Alaska Gold from Mueller Industries (Mueller), the Company granted a 10% net proceeds royalty on all placer gold production to a maximum of US$1 million. Mueller had the right to convert the total unpaid balance of the net proceeds royalty to free trading common shares at any time based upon the 10-day average trading price immediately preceding the date that notice is given.

On February 18, 2002, the Company entered into an agreement with Mueller to settle the convertible royalty payable for US$750,000 financed by private placement of 319,543 common shares of the Company in May 2002. The settlement of the convertible royalty resulted in a gain of $105,000.

(11)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

8	Provision for reclamation costs

			2002	2001
			$	$
		Murray Brook	53	53
		Alaska Gold Company	1,443	1,443
			1,496	1,496

	a)

Murray Brook

As at November 30, 2002, the Company had reclamation deposits with the Province of New Brunswick totalling $105,000 (2001 - $105,000). Management estimates that the provision of $53,000 adequately provides for future reclamation costs of the site.

	b)

Alaska Gold Company

A provision in the amount $1.4 million has been recorded for the future reclamation of the Company’s land holdings in the Nome and Fairbanks areas of Alaska. The provision was determined by internal cost estimates of the prior owners of Alaska Gold. Management estimates that any future liability for reclamation that would currently be required has been fully provided for with this provision, although management does not currently possess the information to determine accurately the time frame over which payments will be made.

(12)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

9.	Capital stock Authorized 100,000,000 common shares without nominal or par value 10,000,000 preferred shares issuable in one or more series Issuance of common stock

		Number of	Ascribed
		shares	value
			$
	Balance at November 30, 1999	21,332,762	68,608
	Issued in 2000
	For cash pursuant to option agreements	4,000	1
	Issued pursuant to debt settlement agreement (note 12(e))	2,000,000	491
	Balance at November 30, 2000	23,336,762	69,100
	Issued in 2001
	For cash pursuant to private placements(b)) below)	3,385,500	3,201
	For cash pursuant to option agreements ((d) below)	601,200	462
	For conversion of debenture (note 7(a))	2,468,220	1,875
	In settlement of commitments	175,000	26
	Common stock pledged as loan security	-	(270)
	Balance at November 30, 2001	29,966,682	74,394
	Issued in 2002
	For cash pursuant to private placements ((a) below)	8,253,040	31,551
	For cash and to finance the conversion of convertible
	royalty (note 7(b))	319,543	1,192
	For cash pursuant to option agreements ((d) below)	2,220,300	1,955
	For cash pursuant to warrant agreements ((c) below)	1,695,250	2,036
	In settlement of commitments	40,000	6
	Release of common stock pledged as loan security	-	270
	Balance at November 30, 2002	42,494,815	111,404

a)	During the year ended November 30, 2002, the Company issued common stock pursuant to private placements as follows:

	i)
On April 18, 2002, the Company issued 5,295,000 units at $3.50 per unit for proceeds of $17.43 million, net of share issuance costs of $1.11 million; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the Company at a price of $4.50 on or before October 19, 2003.

(13)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

ii)
On September 19, 2002, the Company issued 2,958,040 units at $5.10 per unit for proceeds of $14.13 million, net of share issuance costs of $956,000; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the Company at a price of $6.50 on or before March 20, 2004. In addition, 147,902 warrants were issued to the agents as part of this private placement.

b)	During the year ended November 30, 2001, the company issued common stock pursuant to private placements as follows:

i)
On August 27, 2001, the company issued 2,355,500 units at $0.80 per unit for proceeds of $1,874,759, net of share issuance costs of $9,641; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the company at a price of $1.00 on or before August 27, 2002.

ii)
On September 18, 2001, the company issued 730,000 units at $1.20 per unit for proceeds of $876,000; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the company at a price of $1.50 on or before September 18, 2002.

iii)
On September 18, 2001, the company issued 300,000 units at $1.50 per unit for proceeds of $450,000; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the company at a price of $2.00 on or before September 18, 2003.

c)	Share purchase warrants A summary of the Company’s share purchase warrants at November 30, 2002 and 2001, and the changes for the years then ended, is presented below:

		2001		2001
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Balance outstanding -
Beginning of year	1,692,750	1.20	629,028	0.90
Granted	4,274,422	5.23	1,692,750	1.20
Exercised	(1,695,250)	1.20	-	-
Cancelled/expired	-	-	(629,028)	0.90
Balance outstanding -
End of year	4,271,922	5.23	1,692,750	1.20

(14)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

Share purchase warrants outstanding at November 30, 2002:

				Weighted
		Warrants		average
		outstanding	Weighted	remaining
		and	average	contractual
	Range of prices	exercisable	exercise price	life
			$	(years)
	$1.51 to $ 4.50	2,645,000	4.50	0.88
	$5.51 to $ 6.50	1,626,922	6.42	1.30
		4,271,922	5.23	1.04

d)

Stock options

The Company has a stock option plan providing for the issuance of up to 6,500,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant.

No compensation expense has been recognized in the financial statements.

A summary of the Company’s stock option plan at November 30, 2002 and 2001, and changes during the years ended on those dates, is as follows:

		2001		2001
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance - Beginning of year	3,762,800	0.80	3,035,500	0.84
Granted	1,870,000	3.37	1,460,000	0.74
Exercised	(2,220,300)	0.88	(601,200)	0.77
Expired	(112,500)	1.64	(121,000)	0.83
Forfeited	-	-	(10,500)	1.00
Balance - End of year	3,300,000	2.16	3,762,800	0.80

(15)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

	The following table summarizes information about the stock options outstanding and exercisable at November 30, 2002:

			Weighted
		Number	average	Weighted
		outstanding	remaining	average
		and	contractual	exercise
	Range of prices	exercisable	life	price
			(years)	$
	$0.11 to $ 0.99	875,000	8.27	0.71
	$1.00 to $ 1.50	650,000	4.82	1.00
	$1.51 to $ 2.50	635,000	8.84	1.79
	$2.51 to $ 3.50	255,000	9.31	3.44
	$3.51 to $ 4.50	885,000	8.20	4.34
		3,300,000	7.76	2.16

10.

(Loss) earnings per share

Basic (loss) earnings per share is calculated on loss available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per share is calculated using the treasury stock method.

	2002	2001	2000
	$	$	$
Basic
(Loss) earnings available to common
shareholders	(3,457,000)	(494,000)	2,706,000
Weighted average number of shares	35,929,200	24,790,510	21,335,666
Basic loss (earnings) per share	(0.10)	(0.02)	0.13
Diluted
Incremental shares	-	-	10,240,000
Adjusted weighted average number of
shares	35,929,200	24,790,510	31,575,666
Diluted (loss) earnings per share	(0.10)	(0.02)	0.09

For the year ended November 30, 2000, options, warrants and convertible instruments to purchase 6,932,631 common shares outstanding at year-end were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares.

For the years ended November 30, 2002 and 2001, diluted loss per share is the same as basic loss per share as the exercise of dilutive convertible securities would be anti-dilutive.

(16)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

11	Commitments and contingencies

	a)	Legal actions

i)
During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial commenced in November 2000 and was adjourned to allow the plaintiff to call an additional witness and to allow for the filing of post-trial written submissions. The Company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the Company.

ii)
The Company’s subsidiary Alaska Gold has been named in an action, initiated by K&K Recycling, relating to an alleged wrongful assignment of a contract to purchase and move a dredge, which was owned by Alaska Gold. K&K Recycling was awarded approximately US$68,000 for damages against Alaska Gold, and approximately US$117,000 against a co-defendant for which Alaska Gold may be liable. Alaska Gold is appealing this initial judgement to the Alaska Supreme Court and posted a bond of US$105,000 with the Alaska Courts in connection with this appeal. The Company believes it has made an appropriate accrual in the accounts for the resolution of this issue.

b)

Royalty agreements

The Company has royalty agreements on certain mineral properties entitling the vendors of the property to a net smelter return royalty or net profits royalty, ranging from 3% to 7%, commencing if the properties enter commercial production.

c)

Executive employment arrangement

The Company has an employment arrangement with the President and Chief Executive Officer of the Company which provides that in the event of a sale of substantially all the assets of the Company or a change of control of the Company by virtue of a takeover bid, as that term is defined in the Securities Act (Ontario), or in the event management’s nominees to the Board of Directors are not elected, then such officer may elect to terminate his employment with the Company, in which event the Company is required to pay to such officer a lump sum payment equal to three times his annual salary.

(17)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

12	Related party transactions

a)

Amounts receivable from a director and officer

A housing loan of $279,000 (US$182,000) was granted to a director and officer of the Company in 1999. The loan is unsecured, non interest bearing and forgivable at a rate of $13,000 (US$8,000) per year. Accordingly, $13,000 is included within amounts receivable from related party in current assets, and the balance of $227,000 in officer loan receivable. Due to the forgivable nature of this loan the Company set up in 1999 an equivalent amount to the loan as a payable which amount is being reduced annually as the loan receivable is reduced.

In addition, on May 29, 2002, the Company repaid a share loan comprised of 125,000 shares of the Company from a director and officer through an agreement to pay $550,000. At November 30, 2002, a loan of $115,000 was outstanding from an officer and director.

b)

Other amounts receivable from directors

On May 29, 2002, the Company settled loans receivable from two directors totalling $270,000. The loans were settled through an agreement to offset the balance of the loans receivable with amounts due to these directors under severance agreements related to their past employment with the Company.

c)

Loan to Etruscan

On May 29, 2002, the Company settled amounts due from Etruscan, a company related by virtue of common directors. The amount due from Etruscan of $200,000 was settled through the offset of $100,000 due to Etruscan by the Company and the assignment of 25,000 shares of the Company, with a deemed value of $4.00 per share, held by Etruscan to a director of the Company to settle a share loan.

	d)	Accounts payable to related party Accounts payable to related party represents management and other services provided to the Company by Etruscan at market rates which was settled in 2002.

e)

Debt settlement agreement with Etruscan

During the year ended November 30, 2000 the Company entered a debt settlement agreement with Etruscan whereby the Company agreed to issue 2,000,000 common shares and transfer 1,880,209 of the common shares of Etruscan held by the Company to an agent of Etruscan in lieu of the payment of the intercompany debt in the amount of $8,000,539 owing by the Company to Etruscan.

(18)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

		The transaction has been accounted for as follows:

			$
		Issuance of 2,000,000 common shares recorded at the
		three-month average closing price for the period
		ended November 30, 2000	491
		Transfer of 1,880,209 of the Company's shares in Etruscan to an agent
		to be sold with the proceeds to be delivered to
		Etruscan. The disposal of shares has been recorded at
		the six-month average closing price for the period
		ended November 30, 2000	911
		Gain on debt settlement	6,598
			8,000

		The shares issued and transferred are non-cash transactions and have been excluded from the consolidated statement of cash flows.

	f)	Interest on amount payable to Etruscan During the year ended November 30, 2000, the Company incurred interest expense of $298,000 with the amount payable to Etruscan.

13

Income taxes

During the year ended November 30, 2002, the Company had a loss of $3,457,000 (2001 - loss of $494,000; 2000 - earnings of $2,706,000).

The Company has non-capital loss carry-forwards of approximately CA$11,690,000 and US$50,140,000 that may be available for tax purposes. The losses are in the following countries and expire as follows:

	Canada	United States
	$	US$
2003	600	4,593
2004	2,300	3,804
2005	900	1,596
2006	2,500	1,685
2007	1,400	1,483
2008	790	1,532
2009	3,200	7,283
Thereafter	-	28,164
	11,690	50,140

(19)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

In addition, the Company has incurred resource expenditures of approximately $34,423,000 (2001 -$17,900,000; 2000 - $16,300,000) which may be carried forward indefinitely and used to reduce taxable income in future years.

The Company has available temporary differences for tax purposes. The net amount that would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not.

14

Segmented information

The Company’s operating segments include the exploitation of the Company’s land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments is set out below.

				2002
		Land and
	Mineral	gravel
	properties	operations	Other	Total
	$	$	$	$
Revenue	-	1,633	-	1,633
Expenses	952	238	-	1,190
Segment (loss) earnings	(952)	1,395	-	443
Unallocated expenses				(4,587)
Unallocated other income				687
Loss for the year				(3,457)
Segment assets	27,403	1,692	-	29,095
Unallocated assets				23,628
Total assets				52,723
Capital expenditures	14,737	96	34	14,867

(20)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

				2001
		Land and
	Mineral	gravel
	properties	operations	Other	Total
	$	$	$	$
Revenue	-	2,686	114	2,800
Expenses	710	293	20	1,023
Segment (loss) earnings	(710)	2,393	94	1,777
Unallocated expenses				(2,295)
Unallocated other income				24
Loss for the year				(494)
Segment assets	14,352	1,761	-	16,113
Unallocated assets				1,847
Total assets				17,960
Capital expenditures	3,543	-	5	3,548

				2000
		Land and
	Mineral	gravel
	properties	operations	Other	Total
	$	$	$	$
Revenue	-	2,789	56	2,845
Expenses	3,125	2,100	-	5,225
Segment (loss) earnings	(3,125)	689	56	(2,380)
Unallocated expenses				(2,363)
Unallocated other income				7,449
Loss for the year				2,706
Segment assets	11,628	1,911	-	13,539
Unallocated assets				1,281
Total assets				14,820
Capital expenditures	1,373	-	-	1,373

(21)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

	The Company’s geographic segments are as follows:

			2002		2001		2000
			Land and		Land and		Land and
			gravel		gravel		gravel
			quarries		quarries		quarries
			and		and		and
			mineral		mineral		mineral
		Revenue	properties	Revenue	properties	Revenue	properties
		$	$	$	$	$	$
	United States	1,633	26,617	2,800	13,549	2,845	10,264
	Canada	-	2,478	-	2,564	-	3,275
		1,633	29,095	2,800	16,113	2,845	13,539

15	Supplemental non-cash financing and investing activities

	2002	2001	2000
	$	$	$
Receipt of shares of TNR Resources Ltd. as
part of the option on the Rock Creek and
Shotgun mineral properties	162	-	-
Disposal of mineral property for shares	-	(115)	-
Issuance of capital stock on partial settlement of
convertible debenture	-	1,875	-
Issuance of capital stock pursuant to debt
settlement agreement	-	-	491
Transfer of Etruscan shares pursuant to debt
settlement agreement	-	-	911

(22)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

16

Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes:

	Year ended November 30,
	2002	2001	2000
	$	$	$
(Loss) earnings for the year reported under
Canadian GAAP	(3,457)	(494)	2,706
Add (deduct)
Exploration costs (a)	(13,051)	(2,724)	2,142
Accretion on convertible debenture and
royalty (b)	62	222	509
Gain on settlement of convertible royalty -
Canadian GAAP (b)	(105)	-	-
(Loss) earnings for the year under U.S. GAAP
before extraordinary items	(16,551)	(2,996)	5,357
Gain on settlement of convertible royalty - U.S.
GAAP (b)	212	-	-
(Loss) earnings for the year after
extraordinary items but before
comprehensive income adjustment	(16,339)	(2,996)	5,357
Unrealized gain (loss) on available for sale
securities (c)	97	(9)	(2)
Comprehensive (loss) income under U.S.
GAAP	(16,242)	(3,005)	5,355
Net (loss) earnings per common shares - U.S.
GAAP before and after extraordinary
items
Basic	(0.45)	(0.12)	0.25
Diluted	(0.45)	(0.12)	0.17
Accumulated other comprehensive income
Opening balance	28	37	39
Unrealized gain (loss) on available for sale
securities (c)	97	(9)	(2)
Closing balance	125	28	37

(23)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

	Year ended November 30,
	2002	2001	2000
	$	$	$
Shareholders’ equity reported under Canadian
GAAP	44,921	11,300	6,647
Cumulative adjustments to shareholders’ equity
add (deduct)
Exploration costs (a)	(27,403)	(14,352)	(11,628)
Convertible debenture and royalty (b)	-	(169)	(391)
Unrealized gain on available for sale
securities (c)	125	28	37
Shareholders’ equity (deficiency) under U.S.
GAAP	17,643	(3,193)	(5,335)
Total assets reported under Canadian GAAP	52,723	17,960	14,820
Add (deduct)
Exploration costs (a)	(27,403)	(14,352)	(11,628)
Unrealized gain on available for sale
securities (c)	125	28	37
Total assets under U.S. GAAP	25,445	3,636	3,229
Total liabilities reported under Canadian
GAAP	7,802	6,660	8,173
Add (deduct)
Convertible debentures (b)	-	169	391
Total liabilities under U.S. GAAP	7,802	6,829	8,564

(24)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

		Year ended November 30,
		2002	2001	2000
		$	$	$
	Cash flows from operating activities under
	Canadian GAAP	(1,437)	905	1,236
	Exploration costs (a)	(13,964)	(3,404)	(902)
	Cash flows from operating activities under U.S.
	GAAP	(15,401)	(2,499)	334
	Cash flows from investing activities under
	Canadian GAAP	(14,193)	(3,417)	(921)
	Exploration costs (a)	13,964	3,404	902
	Cash flows from investing activities under U.S.
	GAAP	(229)	(13)	(19)

a)

Exploration costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144.

b)

Convertible debenture and royalty

Canadian GAAP requires that a portion of the convertible debenture and royalty be classified as equity. The difference between the carrying amount of the debenture and royalty and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. U.S. GAAP would classify the debenture and royalty as a liability at their face value.

As described in note 7, a portion of the convertible royalty was settled during 2002, resulting in a gain of $105,000 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $212,000 and would be classified as an extraordinary item.

c)

Available for sale securities

Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

(25)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

d)

Comprehensive income

In addition to net income, comprehensive income includes all changes in equity during a period such as the cumulative unrecognized changes in fair value of securities that are available for sale.

e)

Stock compensation

As described in note 9 to the consolidated financial statements, the Company has granted stock options to directors and employees. For U.S. GAAP purposes, SFAS No. 123, ‘Accounting for Stock-Based Compensation’, (SFAS 123) requires that an enterprise recognize or, at its option, disclose the pro forma impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 (APB 25). As options are granted at exercise prices based on the market value of the Company’s shares at the date of grant, no adjustment for compensation expense is required. Under SFAS 123, where a company chooses to continue to apply APB 25 in its basic financial statements, supplemental pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to a Black Scholes option pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

The calculations applied have assumed that the weighted average expected life of the options is five years, no dividends will be paid, expected volatility is 75% for the years ended November 30, 2002 and 2001, and risk free interest rates ranged from 4.06% to 5.00% for 2002 and 4.52% to 5.35% for 2001.

(26)

NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

	Pro forma information with respect to the impact of the fair value of stock options at the date of grant on reported income for the years presented is as follows:

		Year ended November 30,
		2002	2001	2000
		$	$	$
	(Loss) income for the period in
	accordance with U.S. GAAP	(16,339)	(2,996)	5,357
	Compensatory fair value of options
	granted	(2,706)	(1,155)	(98)
	Pro forma (loss) income in
	accordance with U.S. GAAP	(19,045)	(4,151)	5,259
	Pro forma (loss) income per share in
	accordance with U.S. GAAP
	Basic	(0.53)	(0.17)	0.25
	Diluted	(0.53)	(0.17)	0.17

f)

New accounting standards

The Financial Accounting Standards Board (FASB) has issued SFAS No. 143, ‘Accounting for Asset Retirement Obligations’. The statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt the standard on December 1, 2003.

The FASB has issued SFAS No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities.’ Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, ‘Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of SFAS 123’. This statement provides additional guidance to those entities that elect to voluntarily adopt the accounting provisions of SFAS 123.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, ‘Impairment of Long-Lived Assets.’ This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

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NovaGold Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements For the years ended November 30, 2002, 2001 and 2000

(tabular amounts in thousands of Canadian dollars)

The CICA has approved, subject to written ballot, a new Handbook section, ‘Asset Retirement Obligations,’ to replace the current guidance on future removal and site restoration costs included in CICA 3061 ‘Property, Plant and Equipment.’ The standard, which is similar to SFAS No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company is analyzing the impact of this new standard which will be adopted on December 1, 2003.

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